UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VECTIVBIO HOLDING AG

(Name of Subject Company (Issuer))

Ironwood Pharmaceuticals, Inc.
(Name of Filing Person—Offeror)

Ordinary Shares, CHF 0.05 nominal value per share
(Title of Class of Securities)

H9060V 101
(CUSIP Number of Class of Securities)

John Minardo

Ironwood Pharmaceuticals, Inc.

Senior Vice President, Chief Legal Officer and Secretary

100 Summer Street, Suite 2300

Boston, Massachusetts 02110

(617) 621-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Charles K. Ruck, Esq.

Daniel E. Rees, Esq.
Andrew Clark, Esq.

Ian Nussbaum, Esq.

Latham & Watkins LLP
1271 Avenue of the Americas

New York, NY 10020
(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), with the U.S. Securities and Exchange Commission on May 31, 2023 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Ironwood to purchase all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio”), for $17.00 per Share, net to the shareholders of VectivBio in cash, without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in the offer to purchase, dated May 31, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired one minute after 11:59 P.M., Eastern Time, on June 28, 2023 (the “Expiration Time”). The Depositary has advised Ironwood that, as of the Expiration Time, 59,287,753 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 94.40% of the Shares outstanding (not including 2,007,310 Shares delivered through Notices of Guaranteed Delivery, representing approximately 3.20% of the outstanding Shares). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Ironwood has accepted for payment and will promptly pay for all Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

As a result of its acceptance for payment of all Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer, Ironwood owns at least the percentage of Shares that would be required to consummate the Merger in accordance with the laws of Switzerland and a merger agreement to be entered into by Merger Sub and VectivBio, pursuant to which VectivBio will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Share (other than the Excluded Shares) that is not validly tendered and accepted pursuant to the Offer or acquired by Ironwood after the Acceptance Time will thereupon be cancelled and converted into the right to receive the Offer Price.

Following the completion of the Offer, to the extent permitted under applicable law and stock exchange regulations, Ironwood intends to delist the Shares from Nasdaq. Following delisting of the Shares from Nasdaq and provided that the criteria for deregistration are met, Ironwood intends to cause VectivBio to make a filing with the SEC requesting that VectivBio’s reporting obligations under the Exchange Act be terminated.

On June 29, 2023, Ironwood and VectivBio issued a joint press release announcing the expiration and results of the Offer. The full text of the press release issued by Ironwood and VectivBio is attached as Exhibit (a)(5)(L) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

(a)(5)(L)*	Joint Press Release issued by Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG, dated June 29, 2023.

* Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Ironwood Pharmaceuticals, Inc.

By:	/s/ Thomas McCourt
Name:	Thomas McCourt
Title:	Chief Executive Officer

Date: June 29, 2023